                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-22679

(Check One):

[ ] Form 10-K and Form 10-KSB  [X] Form 11-K

[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 1999

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

________________________________________________________________________________


                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: Zaring National Corporation

Former Name if Applicable: Zaring Homes, Inc.

Address of Principal Executive Office (Street and Number): 11300 Cornell Park Drive, Suite 500

City, State and Zip Code: Cincinnati, Ohio 45242

                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Zaring National Corporation (the "Company") is unable to timely file its Annual Report on Form 11-K for the fiscal year ended December 31, 1999 because the Company's accountants are unable to provide the annual return of an employee benefit plan (Form 5500) for filing with the Form 11-K by the June 28, 2000 due date. The Company will file such report on or before the fifteenth calendar day following the prescribed date for such filing.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Mark H. Longenecker, Jr.           (513) 651-6904
         ----------------------------------------------------------------
         (Name)                             (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Zaring National Corporation
                          ---------------------------
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date June 28, 2000         By: /s/ Ronald G. Gratz
                              ------------------------------
                               Ronald G. Gratz
                               Chief Financial Officer, Secretary and Treasurer